

Mail Stop 7010

August 13, 2008

via U.S. mail and facsimile

Mr. Alexander Dannikov, Director
Bosco Holdings, Inc.
26 Utkina Street, Apt. 10
Irkutsk, Russia 664007

> **RE: Bosco Holdings, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed August 11, 2008**
> **File No. 333-144509**

Dear Mr. Dannikov:

As requested on page 2 in our comment letter dated July 31, 2008, please provide the three acknowledgments in your next response to us. These are:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish this supplemental response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant